THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

August 30, 2012

EDGAR CORRESPONDENCE

Kathy L. Churko

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 243 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series Toreador Large Cap Fund, which will change its name to “Toreador Core Fund” effective August 31, 2012 (the “Fund”). As requested, Tandy reps are attached as Schedule 1 to this letter.

1.	Comment

Please complete the “Expense Example” table, which appears under the heading “Summary Section—Fees and Expenses of the Fund—Expense Example”

Response

The requested change has been made. The Expense Example table is as follows:

	1 year	3 years	5 years	10 years
Retail Class	$123	$479	$860	$1,928
Institutional Class	$98	$408	$741	$1,683

2.	Comment

Under the heading “Summary Section—Portfolio Management—Portfolio Managers,” please include the month and year that each portfolio manager began managing the Fund.

Response

The prospectus had been updated to reflect that each portfolio manager began managing the fund in June 2006.

*   *   *   *   *

We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6295 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of August 31, 2012.

Sincerely,

THOMPSON COBURN LLP

By:   /s/ Dee Anne Sjögren

Schedule 1

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 243 (“PEA 243”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series Toreador Large Cap Fund, which will be changing its name to Toreador Core Fund effective August 31, 2012 (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 243 about the Fund are the responsibility of the Fund;

2.	The Fund acknowledges that, by declaring the PEA 243 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.	The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ John C. Swhear
Interim President